UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 22)

STAAR Surgical Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

852312305
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 724 Fifth Avenue, 9th Floor New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS
Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,841,035

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,841,035

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,841,035

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,841,035

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,841,035

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,841,035

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
[_]
27.0%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	852312305

1.	NAME OF REPORTING PERSONS

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

25,900

8.	SHARED VOTING POWER

10,841,035

9.	SOLE DISPOSITIVE POWER

25,900

10.	SHARED DISPOSITIVE POWER

10,841,035

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,866,935

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	852312305
Item 1.	Security and Issuer.

STAAR Surgical Company, Common Stock, par value $0.01 per share (the "Shares") STAAR Surgical Company 1911 Walker Avenue Monrovia, California 91016

Item 2.	Identity and Background.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JUNE 28, 2010.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Broadwood Partners may be deemed to beneficially own 10,841,035 Shares.
As of the date hereof Broadwood Capital may be deemed to beneficially own 10,841,035 Shares.
As of the date hereof Neal C. Bradsher may be deemed to beneficially own 10,866,935 Shares.
No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value.

The Reporting Persons believe that the Issuer's improved management team is continuing to make progress in overcoming the Issuer's previous setbacks and is addressing some of the obstacles that have prevented the Issuer from realizing its substantial long-term growth opportunity.  In light of this progress, and consistent with the Reporting Persons' longstanding belief in the Issuer's proprietary technology and substantial growth opportunity, the Reporting Persons have increased their ownership of the Issuer's shares over time.

The Reporting Persons are also encouraged by the Issuer's progress with respect to certain corporate governance matters, and recognize the effort that has resulted in the substantial progress that has been made so far.  In particular, the Reporting Persons are pleased with the Issuer's Board of Directors' selection of five director nominees for election to the Issuer's Board at the upcoming 2016 Annual Meeting, including three directors that have joined the Board as a result of the Board's improved dialogue with shareholders.  These three directors have long records of involvement in shareholder-oriented corporate governance and the creation of large amounts of shareholder value over time.  The Reporting Persons believe that the election of these five directors as the Issuer's Board would represent sufficient progress in improving the Board's alignment with and representation of the Issuer's shareholders and plan to vote in favor of all five nominees.  This progress follows the results of the Issuer's shareholders' votes at the Issuer's most recent annual meeting, which made clear that shareholders do not support certain members of the current Board.  The Reporting Persons intend to remain in dialogue with members of the Board and other shareholders about the Issuer's corporate governance.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 10,841,035 Shares, constituting 27.0% of the Shares of the Issuer, based upon the 40,186,856 Shares outstanding as of May 4, 2016.

Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,841,035 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,841,035 Shares.

(a, b)
As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 10,841,035 Shares, constituting 27.0% of the Shares of the Issuer, based upon the 40,186,856 Shares outstanding as of May 4, 2016.

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,841,035 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,841,035 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 10,866,935 Shares, constituting 27.0% of the Shares of the Issuer, based upon the 40,186,856 Shares outstanding as of May 4, 2016.

Neal C. Bradsher has the sole power to vote or direct the vote of 25,900 Shares; has the shared power to vote or direct the vote of 10,841,035 Shares; has sole power to dispose or direct the disposition of 25,900 Shares; and has shared power to dispose or direct the disposition of 10,841,035 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)
The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Exhibit B and all such transactions were effected in open market transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
N/A

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement. Exhibit B: Transactions by the Reporting Persons during the past 60 Days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.*

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER *

May 27, 2016

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
Joint Filing Agreement
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of STAAR Surgical Company.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Executed this 27th day of May, 2016.
BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER

Exhibit B

Transactions by the Reporting Persons during the past 60 Days

TRANSACTIONS IN THE SHARES

TRANSACTIONS BY BROADWOOD PARTNERS
Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
5/12/2016	143,935	$5.6516[1]
5/13/2016	90,631	$5.6442[2]
5/16/2016	101,644	$5.1398[3]
5/17/2016	9,313	$5.2285[4]
5/23/2016	3,138	$5.24
5/24/2016	70,000	$5.16 [5]
5/25/2016	4,704	$5.1203[6]

1 This constitutes the weighted average purchase price. The prices range from $5.43 to $5.87. The Reporting Person will provide upon request by the Securities and Exchange Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.
2 This constitutes the weighted average purchase price. The prices range from $5.405 to $5.80. The Reporting Person will provide upon request by the Securities and Exchange Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.
3 This constitutes the weighted average purchase price. The prices range from $4.985 to $5.55. The Reporting Person will provide upon request by the Securities and Exchange Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.
4 This constitutes the weighted average purchase price. The prices range from $5.155 to $5.24.  The Reporting Person will provide upon request by the Securities and Exchange Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.
5 This constitutes the weighted average purchase price. The prices range from $5.08 to $5.24.  The Reporting Person will provide upon request by the Securities and Exchange Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.
6 This constitutes the weighted average purchase price. The prices range from $5.06 to $5.14.  The Reporting Person will provide upon request by the Securities and Exchange Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each separate price.